August 27, 2024

John Meloun
Chief Financial Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

       Re: Xponential Fitness, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           File No. 001-40638
Dear John Meloun:

       We have reviewed your July 22, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 35

1. In the tables for "Studios contributing to AUV" and "Studios contributing to same store sales," please clarify for us and in your disclosures whether studios you consider to have temporary suspension of operations are included in these tables and are included in computing the respective dollar amounts for "AUV (LTM as of period end)," "Quarterly
       AUV (run rate)," and "Same store sales." If they are not included, explain to us and disclose the rationale for their exclusion.
 August 27, 2024
Page 2
2. In your description of "Studios No Longer Operating" on page 38 you state when a studio deemed to be no longer operating subsequently generates sales at a future date it re-enters the operating studio count (and the number of studios no longer operating is reduced).
        Please clarify for us and disclose whether the effect of these studios are included in the computation of "AUV (LTM as of period end)," "Quarterly AUV (run rate)," and "Same store sales." If they are not included, explain to us and disclose the rationale for their exclusion.
Response Letter Dated July 22, 2024
Other

3. Refer to your response to comment 1. For clarity, please disclose you consider studios no longer operating to be permanently closed.
4. In your your response to comment 1 it appears you equate studios with lack of revenue for less than nine months as a "temporary suspension of operations." In your response to prior comment 2 you state these studios remain in the operating category. You also state in the response to prior comment 2 the number of studios not generating revenue for a period of less than nine consecutive months that were included in the number of opened/operated/operating at the end of each period presented generally represents less
        than 5% of all opened/operated/operating studios reported for each period. To give further clarity to investors of your studio counts, please state that the reported amounts for studios operated at beginning/end of periods wherever presented include studios considered by you to be temporarily suspended and indicate the number of these studios included.
5. Please disclose your definition of what you consider to be studios with suspended operations. Also, state in the definition of "Number of Studios Operating" that these studios include studios you consider to have temporary suspension of operations.
6. Refer to your response to comment 2. Please clarify for us and disclose whether studios with suspended operations of less than nine months are deemed as no longer operating immediately upon determination by a franchisee or you to no longer operate the studio or if you wait nine months before deeming the studio as no longer operating.
7. Refer to your response to prior comment 4. You state you define an operating studio as one holding at least one class in a month and generating some amount of revenue during the reported period. You also state you will not treat a studio as operational without sufficient evidence of an ongoing or new business with memberships and regular classes. It is not clear from these statements how a studio generating sporadic, nominal and/or inconsistent revenue for a period is characterized in the studio count tables in your filings. Please clarify and reconcile these two statements for us and clarify the relevant tabular presentations and studio definitions in your filing as appropriate.
Response Letter Dated March 14, 2024
Other

8. Refer to your response to comment 3. Please file the amendments to the Form 10-K for the Fiscal Year Ended December 31, 2022 and Form 10-Q for the Fiscal Quarter Ended
        March 31, 2023 noted in your response for the indicated certifications for the purposes specified in the comment.
 August 27, 2024
Page 3

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services